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January 14, 2016

Katherine Hsu Office Chief Securities and Exchange Commission 100 F. Street N.E. Washington, D.C. 20549
Re:	Hyundai ABS Funding, LLC Amendment No. 2 to Registration Statement on Form SF-3 Filed December 23, 2015 File No. 333-205844

Dear Ms. Hsu:

On behalf of Hyundai ABS Funding, LLC (the “Registrant”), and in response to the letter (the “Comment Letter”) dated January 8, 2016, with respect to the above-captioned Amendment No. 2 to Registration Statement on Form SF-3 from the staff of the Securities and Exchange Commission (the “Staff”) to the Registrant, the Registrant is filing herewith Amendment No. 3 to the initial Registration Statement filed on July 24, 2015. For your convenience, we have also submitted a copy of Amendment No. 3 that has been marked to show changes from the draft submitted December 23, 2015.

The Registrant’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references refer to the marked copy of the form of prospectus. Unless otherwise noted, “we,” “us” and similar terms refer to the Registrant, in its capacity as the registrant and the depositor under Regulation AB.

Form of Prospectus

Description of the Transaction Documents

Dispute Resolution, page 109

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

Ms. Katherine Hsu

1. We note your revisions on page 109 and your disclosure that the requesting party may refer a dispute to mediation or binding arbitration. Please clarify whether the indenture trustee will refer the matter to dispute resolution upon direction of the investor and whetherthe directing investor will also make all decisions related to the dispute resolution proceeding or whether such decisions will be made by the indenture trustee.

Response

We have revised page 111 of the Prospectus and Section 7.17 of the Receivables Purchase Agreement to remove the involvement of the indenture trustee and the owner trustee in the dispute resolution process. Any Investor will have the ability to refer a repurchase matter, at its discretion, to either mediation (including non-binding arbitration) or binding arbitration.

Exhibits

Exhibit 10.1 – Form of Receivables Purchase Agreement

2. We note Section 7.17(a) provides in part that “[i]f the Receivable subject to a repurchase request was part of an Asset Representations Review, and the findings and conclusions of the Asset Representations Review stated that no tests were failed for such Receivable, the repurchase request for such Receivable will be deemed to be resolved.” This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of Asset-Backed Securities Disclosure and Registration (Release Nos. 33-9638, 3472982) (the “Regulation AB 2 Adopting Release”) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any reallocation request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”). Please revise this provision to provide, or confirm supplementally, that an investor will be permitted to refer a dispute related to any lease asset to dispute resolution. Additionally, please revise your prospectus, as needed, to disclose this aspect of the dispute resolution provision.

Response

We have revised the language in Section 7.17(a) of the Receivables Purchase Agreement to delete the above quoted language. We also have added disclosure language on page 111 of the prospectus to make clear that any Investor may refer matters, at its discretion to either mediation (including non-binding arbitration) or binding arbitration, “whether or not the applicable receivables have previously been the subject of an asset representations review.”

We confirm that an investor will be permitted to refer a dispute related to any receivable to dispute resolution.

Mayer Brown llp

Ms. Katherine Hsu

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7373. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Very truly yours,

/s/ Stuart M. Litwin

Stuart M. Litwin

cc:    Weni Gieseking